SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.7)*




                           Sales Online Direct, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

               Common Stock of the Par Value of $0.001 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   794661108
------------------------------------------------------------------------------
                                (CUSIP Number)

      Alan Richard Sachs, Esquire; West Road Corporate Center, Suite 227,
             110 West Road, Towson, Maryland 21204; (410)847-9100
------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                January 4, 2002
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 8 Pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

------------------------------------------------                                                ----------------------------
CUSIP No. 794661108                                                                             Page   2   of   8   Pages
                                                                                                     -----    -----
------------------------------------------------                                                ----------------------------

----------------------------------------------------------------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marc L. Stengel
----------------------------------------------------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) /   /

                                                                                                    (b)  X(1)
----------------------------------------------------------------------------------------------------------------------------
3
            SEC USE ONLY
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4
            SOURCE OF FUNDS*     OO
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5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           /   /
----------------------------------------------------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                 7
                                   SOLE VOTING POWER
SHARES

BENEFICIALLY                             8,479,119

OWNED BY                 ---------------------------------------------------------------------------------------------------

EACH                      8
                                   SHARED VOTING POWER
REPORTING

PERSON                                        -0-

WITH
                         ---------------------------------------------------------------------------------------------------

                          9
                                   SOLE DISPOSITIVE POWER


                                         8,479,119
                          --------------------------------------------------------------------------------------------------
                          10
                                   SHARED DISPOSITIVE POWER


                                           -0-
----------------------------------------------------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 8,479,119
----------------------------------------------------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              /   /
----------------------------------------------------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 11.2%(2)
----------------------------------------------------------------------------------------------------------------------------




-----------------------

(1)  Footnote 1 to Item 2 of the Cover Page of Stengel's Schedule 13D, that was filed on May 31, 2001, with the Securities and Exchange Commission ("SEC") is incorporated by reference herein. The Maryland Case was settled among all parties thereto pursuant to a Settlement Agreement dated October 23, 2001.

(2)  Assumes 75,074,117 shares of common stock of the Company are outstanding, as reported by the Company in the Company's Form 10-

                                                                                                (continued...)

                                                         2



----------------------------------------------------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*


                 IN
----------------------------------------------------------------------------------------------------------------------------

                                     *SEE INSTRUCTION BEFORE FILLING OUT!
                         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION




------------------
(...continued)

     QSB filed with the SEC for the Company's fiscal quarter ended September 30, 2001.


                                                       3


                                 Schedule 13D


Item 1.          Security and Issuer

     This statement on Schedule 13D relates to the shares of common stock of the par value of $0.001 per share (the "Common Stock") of Sales Online Direct, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 4 Brussels Street, Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") for the Company's fiscal quarter ended September 30, 2001.

Item 5.           Interest in Securities of the Issuer

     (a) As of the close of business on January 4, 2002, Stengel beneficially owned 8,479,119 shares of the Common Stock of the Company, that represented as of the close of business on January 4, 2002, 11.2% of the issued and outstanding Common Stock of the Company, based on the 75,074,117 shares of Common Stock outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended September 30, 2001.

     (b) Stengel has sole power to vote and sole power to dispose of all shares of Common Stock of the Company beneficially owned by Stengel.

     (c) A description of all transactions in the Common Stock of the Company that were effected by Stengel during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule A attached hereto and incorporated by reference herein.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Stengel's shares of Common Stock of the Company.

     (e) Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2002





                                   By:  /s/ Marc L. Stengel
                                       ------------------------
                                       Marc L. Stengel

                                  SCHEDULE A

                    Schedule of Transactions in the Shares

                                                      No. of       Price Per
        Name                       Date            Shares Sold      Share(1)
----------------------------------------------------------------------------

Common Stock, Par Value     September 24, 2001        1,000         $0.012
$0.001 Per Share
                                                     61,000          0.013
                            September 26, 2001        1,000          0.014
                                                     25,000          0.015
                            September 27, 2001       21,000          0.014
                            September 28, 2001       20,000          0.012
                             October 24, 2001        10,000          0.050
                                                     10,000          0.055
                                                     10,000          0.0675
                                                     10,000          0.069
                                                     10,000          0.070
                                                      6,000          0.080
                             October 25, 2001        10,000          0.065
                             October 26, 2001        10,000          0.050
                             October 29, 2001        10,000          0.050
                                                     10,000          0.055
                             October 30, 2001        10,000          0.060
                                                     10,000          0.065
                                                     10,000          0.0675
                             October 31, 2001        10,000          0.070
                                                      5,000          0.075
                             November 1, 2001        10,000          0.085
                                                     20,000          0.0875
                                                     25,000          0.0975
                                                     15,000          0.100
                                                     10,000          0.1025
                             November 5, 2001        10,000          0.069

                                                      No. of       Price Per
        Name                       Date            Shares Sold      Share(1)
----------------------------------------------------------------------------
                                                     10,000          0.0775
                             November 7, 2001         4,000          0.065
                                                      6,000          0.068
                             November 8, 2001        10,000          0.0575
                             November 9, 2001        15,000          0.0475
                            November 12, 2001        10,000          0.035
                            November 13, 2001         5,000          0.035
                                                      5,000          0.040
                            November 14, 2001         5,000          0.0425
                                                      5,000          0.045
                                                      5,000          0.0475
                                                      5,000          0.050
                            November 15, 2001        10,000          0.040
                            November 16, 2001        10,000          0.036
                            November 19, 2001        10,000          0.040
                                                      1,000          0.0425
                            November 20, 2001        21,000          0.043
                                                     19,000          0.045
                            November 26, 2001        10,000          0.035
                            November 27, 2001        10,000          0.035
                            November 28, 2001        10,000          0.033
                            November 29, 2001        10,000          0.037
                                                     10,000          0.039
                             December 3, 2001        10,000          0.031
                             December 4, 2001        10,000          0.030
                             December 5, 2001         5,000          0.031
                             December 6, 2001        15,000          0.030
                            December 10, 2001         5,000          0.025
                                                     10,000          0.026
                            December 12, 2001        11,000          0.025
                            December 13, 2001         4,400          0.023
                                                      6,600          0.024
                            December 14, 2001        10,000          0.015

                                                      No. of       Price Per
        Name                       Date            Shares Sold      Share(1)
----------------------------------------------------------------------------
                            December 17, 2001         5,000          0.017
                                                      5,000          0.018
                            December 18, 2001        10,000          0.019
                                                      5,000          0.021
                            December 19, 2001         1,000          0.013
                                                      5,000          0.021
                              January 2, 2001        20,000          0.035
                                                     10,000          0.038
                                                     10,000          0.039
                              January 3, 2001         5,000          0.041
                                                     10,000          0.044
                              January 4, 2001        10,000          0.045
                                                     10,000          0.049

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1    Does not include brokerage commission.


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